

Mail Stop 3010   April 19, 2010

David T. Hamamoto
Chief Executive Officer
NorthStar Real Estate Income Trust, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

>   **Re: NorthStar Real Estate Income Trust, Inc.
>   Amendment No. 5 to Registration Statement on Form S-11
>   Filed March 17, 2010
>   File No. 333-157688**
>
>   **Sales Materials submitted March 24, March 30 and March 31, 2010**

Dear Mr. Hamamoto:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Form S-11

Investment Objectives and Strategy, page 78

1.   Please provide updated support for all quantitative and qualitative data that you have revised. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Distributions, page 136

2.   Please expand your disclosure to clarify that you may also pay distributions from borrowings or the sale of assets to the extent distributions exceed cash flow from operations. Provide conforming changes in the appropriate risk factor and the prospectus summary.

Sales Literature

Brochure – Learn from the Past Position for the Future

Stable and Predictable Income

3.   Please clarify that the debt payments might not be paid or may not be paid when due. Make similar revisions to the CD Kit, the PowerPoint Presentation and the Website.

What is a REIT?

4.   Please revise the discussion of debt REITs to include a bullet point that identifies the circumstances that could result in a reduction in distribution payments and a decline in the value of the company. Also, clarify the reference to "investors principal value" in the equity REIT column and explain the relevance of principal repayment in the debt REIT column. Provide similar revisions to the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website.

Key facts about the offering

5.   Please clarify that your redemption plan may be modified, suspended or terminated and disclose the limit on the amount that may be redeemed each year. Please make similar revisions to the Fact Sheet and the CD Kit.

6.   Please clarify that distributions may not be supported for a full two years of distribution payments and that upon termination of the agreement, you may not have sufficient funds available to fund distribution payments. Additionally, please clarify that you are not obligated to pay 8% and that you may pay less. Make similar revisions to the Fact Sheet, the CD Kit, the PowerPoint Presentation, and the Website.

Who is NorthStar Realty Finance Corp.?

7. In order to provide a more balanced presentation, please revise to discuss how NRF's investment program is different from yours. We note the disclosure on page 106 of the prospectus.

Investment Risks

8. Please revise to give your risk factors discussion equal prominence to the other information in the brochure. Currently, the type size is significantly smaller and the list of risk factors is embedded into a single paragraph that is dense and difficult to read. Provide conforming changes in the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website.

9. Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please make similar revisions to the Fact Sheet, the CD Kit, the PowerPoint Presentation and the Website.

PowerPoint Presentation

10. Please tell us how the investment risks will be incorporated into the presentation. It is not clear whether this information will be part of the script or will appear on a slide. Also, see our related comment above regarding the presentation of your risk factors.

11. *Understanding the Difference (page 5).* Please revise the description of equity-focused REITs to clarify that rents are contractual obligations of the tenants. Also, please clarify that equity-focused REITs may offer the opportunity for growth in investor principal when economic conditions cause property values to rise. Provide a similar clarification on pages 6 and 11.

12. On pages 6 and 11, please clarify that the debt investor's value may be impacted to the extent debt payments are not paid or not paid when due. Please make similar revisions on your website in the section "Why Debt-Focused REITs?".

13. *Competitive Yields Over Time (page 10).* Please balance the discussion of investment grade bonds with a similar discussion of other investments that you may include in your portfolio, such as non-investment grade bonds, subordinate mortgage loans, mezzanine loans and participations, and publicly traded REIT securities.

14. *Benefits for Risk Averse Investors (page 14).* We note the reference to price volatility in the next-to-last paragraph. Please balance this statement with a statement that investments in a non-listed REIT are highly illiquid and investors may not be able to sell or redeem their securities.

15. We note your reference to an offering card on page 21. Please tell us whether this refers to the Fact Sheet that you have provided for our review. If not, please provide the offering card to us for review.

16. On page 24, you state: "The CMBS that are held in the portfolio trade in a marketplace that, generally, offers good liquidity." In light of recent market conditions, it is not clear that this is accurate. Please provide support for this statement or remove it.

Website

17. Please add a link to your Risk Factors on the home page.

18. To the extent there are links to PDF documents that constitute sales literature on your website, please provide these documents to staff for review if you have not previously done so.

Terms of Use

19. We note that you have disclaimed responsibility for information on your website in Articles IV, VI, and X. It is not appropriate for you to disclaim responsibility for information that you present to investors on your website. Please remove these disclaimers.

Why Commercial Real Estate Debt?

20. Please clarify that the capital supply source is Barclays Capital, December 22, 2009 and that the demand for capital source is Real Capital Analytics, January 2010, based on independent reports of properties $5 million and greater.

*   *   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James H. Sullivan, Esquire (*via facsimile*)